

February 3, 2011

Ms. Tammy-Lynn McNabb
Chief Executive Officer
Welwind Energy International Corp.
203 22561 Dewdney Trunk Rd.
Maple Ridge, British Columbia
Canada V3K 2R1

> **Re:** **Welwind Energy International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed December 23, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 23, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2010**
> **Filed December 23, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-26673**

Dear Ms. McNabb:

We have reviewed your response dated December 21, 2010 to our prior comments and the related amended filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements for the Year Ended December 31, 2009, page 21

Note 3. Summary of Significant Accounting Policies, page F-6

a) Basis of Presentation, page F-6

1. We note your response and the revisions you made to Note 3 a) in your Form 10-K/A filed December 23, 2010 to correct the legal names of your Chinese subsidiaries. We have the following additional comments:

   - Please explain to us in more detail what purpose your Chinese subsidiaries serve and why they were created. Your response should clarify whether you could test your wind farm equipment and conduct feasibility studies, and eventually move forward with your plans to build, own and operate wind farms in China, without Chinese subsidiaries. Your response should also identify the Chinese laws that govern these matters and provide us with your analysis of your compliance with the applicable Chinese laws.

   - Please explain to us how your Chinese subsidiaries hold their interests in the wind farm projects you operate in China. Specifically, since we assume you do not directly own the equity of the Chinese operating companies which directly own the land or land use rights and other property and operate the wind farms, due to restrictions on foreign ownership, do you and your Chinese subsidiaries consolidate the entities through which you operate wind farm projects in China as VIEs? If so, please explain your basis in GAAP for consolidating these entities. If our assumptions are not correct, please explain to us how your Chinese operations are structured and how such structure complies with Chinese laws and regulations.

   - Please note that a detailed response will greatly assist us in understanding this matter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Exhibit 31.1

2. We note that in your revised certifications included your Form 10-K/A and Form 10-Q/A filed on December 23, 2010 and in your certifications included in your Form 10-Q for fiscal quarter ended September 30, 2010 filed on November 22,

2010, you continue to refer to the *small business issuer* rather than the *registrant* in paragraphs 4., 4.(a), 4.(c), 4.(d), 5., 5.(a) and 5.(b). In addition, we note that you have omitted the wording in paragraph 4.(d) as follows, "(the registrant's fourth fiscal quarter in the case of an annual report)". In future filings, please revise your certifications to use the <u>exact wording</u> as set forth in Item 601(b)(31) of Regulation S-K.

You may contact Sondra Snyder at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding the comments or any other matters.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief